Ex

U.S. Securities and Exchange Commission
Washington, D.C. 20549

[redacted]

03030815

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# FORM SE

## FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

Current Report on Form 8-K Series 2003-QS15
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-101791
SEC File Number of Registration Statement

______________________________
Name of Person Filing the Document
(if Other than the Registrant)



**SIGNATURES**

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 25th day of August, 2003.

Residential Accredit Loans Inc.
(Registrant)

By: ____________________
Joseph Orning
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____________________
(Title)

## NOTICE(Continued)

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

EXHIBIT INDEX

| EXHIBIT NO. | DESCRIPTION | FORMAT |
|---|---|---|
| 99.1 | Computational Materials | P* |

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# 03QS15B A1

| Bond Description | | | | | |
|---|---|---|---|---|---|
| Name / Class: | 03QS15B A1 | Coll. Type: | WL | PAC Bands: | n/a |
| Cusip: | | Orig. Balance: | $526,315,789.50 | Settlement Date: | 08/28/2003 |
| Coupon: | 4.000000 % | Net Coupon: | 5.500000 % | Issue Date: | 08/01/2003 |
| Formula: | N/A | Gross Coupon: | 6.100000 % | First Pay Date: | 09/25/2003 |
| Orig. Balance: | $289,569,000.00 | Srvc Fee: | 0.600000 % | Maturity Date: | n/a |
| Factor: | 1.00000000 | Orig. Term: | 359 mos | Days Delay: | 24 |
| Factor date: | 08/01/2003 | Current WAM: | 358 mos | | |
| Current Cap: | N/A | Current Age: | 1 mos | | |
| Current Floor: | N/A | | | | |
| Cur. Balance: | $289,569,000.00 | | | | |

Curve type: Static

## CMO Price -> Yield Sensitivity Table

| Price | 1*0 USR | 1*.5 USR | 1*1 USR | 1*1.5 USR | 1*2 USR | n/a NULL | n/a NULL | n/a NULL | n/a NULL |
|---|---|---|---|---|---|---|---|---|---|
| 102-16 | 3.74820 | 3.06540 | 3.06540 | 2.74740 | 2.36430 | | | | |
| 102-20 | 3.73560 | 3.02270 | 3.02270 | 2.69050 | 2.29050 | | | | |
| 102-24 | 3.72300 | 2.98000 | 2.98000 | 2.63370 | 2.21680 | | | | |
| 102-28 | 3.71040 | 2.93740 | 2.93740 | 2.57710 | 2.14330 | | | | |
| 103-00 | 3.69780 | 2.89490 | 2.89490 | 2.52050 | 2.06990 | | | | |
| 103-04 | 3.68530 | 2.85250 | 2.85250 | 2.46410 | 1.99670 | | | | |
| 103-08 | 3.67280 | 2.81010 | 2.81010 | 2.40770 | 1.92350 | | | | |
| 103-12 | 3.66030 | 2.76790 | 2.76790 | 2.35150 | 1.85060 | | | | |
| 103-16 | 3.64780 | 2.72570 | 2.72570 | 2.29530 | 1.77770 | | | | |
| WAL | 12.97 | 3.09 | 3.09 | 2.27 | 1.72 | | | | |
| Mod. Dur | 9.64 | 2.85 | 2.85 | 2.14 | 1.65 | | | | |
| Spread | -95.1 | 29.4 | 29.4 | 38.8 | 26.3 | | | | |
| First Date | 09/25/03 | 09/25/03 | 09/25/03 | 09/25/03 | 09/25/03 | | | | |
| Last Date | 01/25/25 | 06/25/10 | 06/25/10 | 02/25/08 | 11/25/06 | | | | |

| | 1 mo | 2 mo | 3 mo | 4 mo | 5 mo | 6 mo | 7 mo | 8 mo | 9 mo | 10 mo | 11 mo | 12 mo |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CPR | | | | | | | | | | | | |

| AVG | 1 mo | 3 mo | 6 mo | 9 mo | 12 mo | Life |
|---|---|---|---|---|---|---|
| CPR | | | | | | |

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

| COB: 08/21/2003 | 3 Month | 6 Month | 1 Year | 2 Year | 3 Year | 5 Year | 10 Year | 30 Year |
|---|---|---|---|---|---|---|---|---|
| OffTR Yld | 0.918 | 1.049 | 1.325 | 1.933 | 2.570 | 3.495 | 4.629 | 5.471 |
| OnTR/Swp Spd | 0.958 | 1.058 | 1.352 | 1.941/35 | 2.547/44 | 3.496/46 | 4.513/49 | 5.310/40 |
| OnTR Price | 99-24+ | 99-15+ | 104-19 | 99-05+ | 99-16 | 98-28 | 97-29 | 100-30 |

| 1 Mo L | 3Mo L | 11Cof | Prime |
|---|---|---|---|
| 1.110 | 1.130 | 2.113 | 4.000 |

| 15Mtg | 30Mtg | FN6.0Sep | FN5.5Sep |
|---|---|---|---|
| 5.631 | 6.374 | 101-11 | 99-04 |

| CAP VOLS (years) | | | | | |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 5 | 10 | 30 |
| 42.950 | 46.830 | 42.530 | 33.520 | 24.510 | 19.120 |

| SWAPTION VOLS (years) | | | |
|---|---|---|---|
| 3 X 5 | 1 X 10 | 5 X 10 | 10 X 10 |
| 22.950 | 24.920 | 17.180 | 12.670 |

| Price-2-Call |
|---|
| No |

| Prepay Knobs | Turnover Level | Turnover Ramp | Refi Vol | Refi Elb Shift | Burnout Severity | Burnout Timing | Lockin Severity | Lockin Rate | MRate Shift | Refi Ramp | Surge | Model Version | Collateral Override |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Settings | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 40 | DEFAULT |

Financial Engineering Group
Greenwich Capital Markets

User: leinwae
August 22, 2003 10:34 AM

# 03QS15B A6

## Bond Description

| | | | | | |
|---|---|---|---|---|---|
| Name / Class: | 03QS15B A6 | Coll. Type: | WL | PAC Bands: | n/a |
| Cusip: | | Orig. Balance: | $526,315,789.50 | Settlement Date: | 08/28/2003 |
| Coupon: | 5.500000 % | Net Coupon: | 5.500000 % | Issue Date: | 08/01/2003 |
| Formula: | N/A | Gross Coupon: | 6.100000 % | First Pay Date: | 09/25/2003 |
| Orig. Balance: | $62,904,000.00 | Srvc Fee: | 0.600000 % | Maturity Date: | n/a |
| Factor: | 1.00000000 | Orig. Term: | 359 mos | Days Delay: | 24 |
| Factor date: | 08/01/2003 | Current WAM: | 358 mos | | |
| Current Cap: | N/A | Current Age: | 1 mos | | |
| Current Floor: | N/A | | | | |
| Cur. Balance: | $62,904,000.00 | | | | |

Curve type: Static

## CMO Price -> Yield Sensitivity Table

| Price | 1*0 USR | 1*.5 USR | 1*1 USR | 1*1.5 USR | 1*2 USR | n/a NULL | n/a NULL | n/a NULL | n/a NULL |
|---|---|---|---|---|---|---|---|---|---|
| 94-16 | 5.95120 | 6.07780 | 6.33230 | 6.67140 | 7.04430 | | | | |
| 94-20 | 5.94140 | 6.06480 | 6.31300 | 6.64360 | 7.00710 | | | | |
| 94-24 | 5.93160 | 6.05190 | 6.29360 | 6.61580 | 6.97000 | | | | |
| 94-28 | 5.92180 | 6.03900 | 6.27440 | 6.58800 | 6.93290 | | | | |
| 95-00 | 5.91210 | 6.02610 | 6.25510 | 6.56030 | 6.89580 | | | | |
| 95-04 | 5.90230 | 6.01320 | 6.23590 | 6.53260 | 6.85880 | | | | |
| 95-08 | 5.89260 | 6.00030 | 6.21670 | 6.50500 | 6.82190 | | | | |
| 95-12 | 5.88290 | 5.98750 | 6.19760 | 6.47740 | 6.78510 | | | | |
| 95-16 | 5.87320 | 5.97470 | 6.17850 | 6.44990 | 6.74830 | | | | |
| WAL | 27.18 | 15.96 | 9.00 | 5.73 | 4.11 | | | | |
| Mod. Dur | 13.44 | 10.17 | 6.81 | 4.73 | 3.54 | | | | |
| Spread | 61.6 | 124.1 | 194.2 | 291.2 | 381.6 | | | | |
| First Date | 11/25/29 | 12/25/16 | 09/25/10 | 04/25/08 | 01/25/07 | | | | |
| Last Date | 09/25/31 | 09/25/22 | 05/25/15 | 01/25/11 | 09/25/08 | | | | |

| | 1 mo | 2 mo | 3 mo | 4 mo | 5 mo | 6 mo | 7 mo | 8 mo | 9 mo | 10 mo | 11 mo | 12 mo |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| CPR | | | | | | | | | | | | |

| AVG | 1 mo | 3 mo | 6 mo | 9 mo | 12 mo | Life |
|---|---|---|---|---|---|---|
| CPR | | | | | | |

These Computational Materials should be accompanied by a one page disclaimer which must be read in its entirety by the addressee of this communication. If such disclaimer is not attached hereto, please contact your Greenwich Capital sales representative.

| COB: 08/21/2003 | 3 Month | 6 Month | 1 Year | 2 Year | 3 Year | 5 Year | 10 Year | 30 Year |
|---|---|---|---|---|---|---|---|---|
| OffTR Yld | 0.918 | 1.049 | 1.325 | 1.933 | 2.570 | 3.495 | 4.629 | 5.471 |
| OnTR/Swp Spd | 0.958 | 1.058 | 1.352 | 1.941/35 | 2.547/44 | 3.496/46 | 4.513/49 | 5.310/40 |
| OnTR Price | 99-24+ | 99-15+ | 104-19 | 99-05+ | 99-16 | 98-28 | 97-29 | 100-30 |

| 1 Mo L | 3Mo L | 11Cof | Prime |
|---|---|---|---|
| 1.110 | 1.130 | 2.113 | 4.000 |

| 15Mtg | 30Mtg | FN6.0Sep | FN5.5Sep |
|---|---|---|---|
| 5.631 | 6.374 | 101-11 | 99-04 |

| CAP VOLS (years) | | | | | |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 5 | 10 | 30 |
| 42.950 | 46.830 | 42.530 | 33.520 | 24.510 | 19.120 |

| SWAPTION VOLS (years) | | | |
|---|---|---|---|
| 3 X 5 | 1 X 10 | 5 X 10 | 10 X 10 |
| 22.950 | 24.920 | 17.180 | 12.670 |

| Price-2-Call |
|---|
| No |

| Prepay Knobs | Turnover Level | Turnover Ramp | Refi Vol | Refi Elb Shift | Burnout Severity | Burnout Timing | Lockin Severity | Lockin Rate | MRate Shift | Refi Ramp | Surge | Model Version | Collateral Override |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Settings | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 40 | DEFAULT |